TRANSLATION
                                                                       EXHIBIT 1

SECURITIES AUTHORITY                                     TEL-AVIV STOCK-EXCHANGE
    www.isa.gov.il                                            www.tase.co.il

                                IMMEDIATE REPORT

Regulation 36d of the Stock-Exchange regulations (periodical and immediate reports) 5730 - 1970.

At a Special Meeting held on November 27, 2005 the following resolutions were adopted:

The General Meeting unanimously approved the extension of the engagement terms of Dr. R. Cohen, Chairman of the Board of Directors the Bank, for an additional two years until July 31, 2008, pursuant to the proposed resolution submitted to it, the details whereof were contained in the immediate report published on 1/11/05.